UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 5, 2022

Commission File Number: 000-51380

Silicon Motion Technology Corporation

(Exact name of Registrant as specified in its charter)

Flat C, 19/F, Wing Cheong Commercial Building

Nos 19-25 Jervois Street

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

ENTRY INTO MERGER AGREEMENT

On May 5, 2022, Silicon Motion Technology Corporation, an exempted company with limited liability incorporated under the law of the Cayman Islands (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MaxLinear, Inc., a Delaware corporation (“MaxLinear”) and Shark Merger Sub, an exempted company with limited liability incorporated under the law of the Cayman Islands and wholly owned subsidiary of MaxLinear (“Merger Sub”). The Merger Agreement and the Merger (as defined below) have been unanimously approved by the boards of directors of the Company, MaxLinear and Merger Sub.

Structure. The Merger Agreement provides that, upon the terms and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will be merged with and into the Company (the “Merger”) in accordance with Part XVI of the Companies Act (2022 Revision) of the Cayman Islands, with the Company continuing as the surviving company and a wholly owned subsidiary of MaxLinear.

Consideration. At the effective time of the Merger (the “Effective Time”):

• each ordinary share, par value $0.01 per share, of the Company (each, a “Share” and collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time, other than certain customary excluded Shares and Shares represented by each American Depositary Share, representing four (4) Shares (each, an “ADS” and collectively, the “ADSs”), will be cancelled in exchange for the right to receive (i) $23.385 per Share (the “Per Share Cash Merger Consideration”) and (ii) 0.097 (the “Exchange Ratio”) validly issued, fully paid and nonassessable shares of common stock, par value $0.0001, of MaxLinear (each, a share of “MaxLinear Common Stock”) (together with the cash in lieu of fractional shares of MaxLinear Common Stock described below, the “Per Share Stock Merger Consideration” and, together with the Per Share Cash Merger Consideration, the “Per Share Merger Consideration”), in each case, payable as provided in Section 2.2 of the Merger Agreement;

• each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing customary excluded Shares), together with the underlying Shares representing such ADS, will be cancelled in exchange for the right to receive (i) $93.54 per ADS (the “Per ADS Cash Merger Consideration”) and (ii) 0.388 shares of MaxLinear Common Stock (together with the cash in lieu of shares of MaxLinear common stock described below, the “Per ADS Stock Merger Consideration” and, together with the Per ADS Cash Merger Consideration, the “Per ADS Merger Consideration”), in each case, payable as provided in Section 2.2 of the Merger Agreement; and

• each Share or ADS converted pursuant to the Merger that would otherwise entitle the holders thereof to receive a fraction of a share of MaxLinear common stock will be converted into a cash payment in an amount equal to such fractional part of a share of MaxLinear common stock multiplied by the volume weighted average price of a share of MaxLinear common stock for a ten (10) trading day period, starting with the opening of trading on the eleventh (11th) trading date prior to the closing date of the Merger to the closing of trading on the second to last trading date prior to the closing date, as reported by Bloomberg (the “MaxLinear Common Stock VWAP”), in each case, payable as provided in Section 2.2 of the Merger Agreement.

Effect on Company RSUs. Effective immediately prior to the Effective Time:

• each Company restricted share unit award, vested or unvested, that (i) corresponds to Shares, (ii) is granted under the Company’s 2015 Incentive Plan (each, a “Company RSU”) other than to a non-employee director and (iii) is outstanding immediately prior to the Effective Time, will be cancelled and converted into an award of restricted stock units covering the number of shares of MaxLinear Common Stock, rounded down to the nearest whole share (the “Converted RSUs”) equal to the product of (x) the number of Shares subject to such award of Company RSUs and (y) the sum of (A) the Exchange Ratio and (B) the quotient obtained by dividing (i) the Per Share Cash Merger Consideration by (ii) the MaxLinear Common Stock VWAP; and

• each Company RSU award that is held by a non-employee director and is outstanding immediately prior to the Effect Time will vest in full and be cancelled and converted into the right to receive the Per Share Merger Consideration multiplied by the number of Shares subject to such award of Company RSUs.

Each Converted RSU will be subject to the same terms and conditions as were applicable under such Company RSUs.

Covenants, Representations and Warranties. Each of the Company, MaxLinear and Merger Sub have made customary representations, warranties and covenants in the Merger Agreement. The Company has made covenants, among others, relating to the conduct of its business prior to the closing of the Merger, including with respect to making certain acquisitions, incurring debt, making capital expenditures, certain litigation matters, and restrictions on employee compensation and benefits. MaxLinear has also made certain covenants, among others, relating to the conduct of its business prior to the closing of the Merger, including with respect to amending the organizational documents of MaxLinear and its subsidiaries and making dividends and other distributions. For twelve (12) months following the closing of the Merger, MaxLinear has also, subject to certain exceptions, agreed to provide, or cause its subsidiaries to provide, continuing employees with a total annual compensation opportunity (including base salary or wages and annual target cash incentive opportunity), and other compensation and employee benefits that are no less favorable, in the aggregate, than those provided to such continuing employees immediately prior to the Effective Time.

The Merger Agreement contains customary non-solicitation restrictions prohibiting the Company, its subsidiaries and their representatives from soliciting alternative acquisition proposals from third parties or providing information to, or participating in discussions or negotiations with, third parties regarding alternative acquisition proposals, subject to (i) customary exceptions relating to proposals that the board of directors of the Company determines in good faith, and in accordance with its fiduciary duties, would reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement) and (ii) customary exceptions relating to the occurrence of a Company Intervening Event (as defined in the Merger Agreement).

Each of the Company and MaxLinear have agreed in the Merger Agreement to use their reasonable best efforts to obtain all required governmental and regulatory consents and approvals, including defending any legal proceedings challenging the Merger Agreement or the Merger and committing to undertake certain behavior or conduct remedies with respect to the Company, subject to certain limitations as specified in the Merger Agreement.

Conditions to Merger. The closing of the Merger is subject to certain conditions, including, among others, (a) approval of the Merger Agreement, the Merger and the consummation of the transactions contemplated by the Merger Agreement by not less than two-thirds (2/3) of the votes cast by the shareholders of the Company, (b) approval by the Nasdaq Global Select Market (“Nasdaq”) of the listing of the shares of MaxLinear common stock to be issued in the Merger and a declaration of effectiveness by the SEC of the Form S-4 filed by MaxLinear in relation to such issuance (the “Form S-4”), (c) the absence of certain orders that restrain, enjoin or prohibit the consummation of the Merger, (d) the expiration or termination of the applicable Hart-Scott-Rodino Act waiting period and the receipt of clearance from the People’s Republic of China’s State Administration for Market Regulation, (e) subject to specified exceptions and qualifications for de minimis inaccuracies, materiality, Company Material Adverse Effect (as defined in the Merger Agreement) and Parent Material Adverse Effect (as defined in the Merger Agreement), the accuracy of the representations and warranties with respect to the Company, MaxLinear and Merger Sub, except to the extent any such inaccuracy would not reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect, respectively, (f) compliance in all material respects by the Company, MaxLinear and Merger Sub with their respective covenants and agreements contained in the Merger Agreement, and (g) the absence of a continuing Company Material Adverse Effect since the date of the Merger Agreement. The consummation of the Merger is not subject to a financing condition.

Termination Rights. The Merger Agreement contains certain customary termination rights in favor of the Company and MaxLinear, including if the Merger is not consummated by February 6, 2023, subject to two (2) three-month extensions in order to obtain required regulatory approvals.

If the Merger Agreement is terminated under certain circumstances, including termination by the Company to accept a Superior Proposal or termination by MaxLinear following an adverse recommendation change of the Company’s board of directors, the Company will be obligated to pay to MaxLinear a termination fee equal to $132,000,000 in cash. If the Merger Agreement is terminated under certain circumstances involving the failure to obtain certain regulatory approvals for the Merger, MaxLinear will be obligated to pay the Company a termination fee equal to $160,000,000 in cash.

The Company expects to mail notice of the meeting of the Company shareholders held for the purpose of seeking shareholder approval of the Merger Agreement, the Merger and the consummation of the transactions contemplated by the Merger Agreement (the “Company Meeting”) and will provide to its shareholders the Form S-4 and a proxy statement (the “Proxy Statement”) describing the Merger, the Merger Agreement, as well as the procedure for voting in person or by proxy at the Company Meeting and various other details related to the Company Meeting. The Company anticipates that the Merger will be completed by the first half of calendar 2023.

If the Merger is consummated, the ADSs will be delisted from Nasdaq and deregistered under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibits 99.1 hereto and incorporated herein by reference. The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company or MaxLinear. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement as of the specific dates therein, were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

On May 5, 2022, the Company and MaxLinear issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached as Exhibit 99.2 hereto.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information provided in this Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on the Company’s and MaxLinear’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their business and industry, management’s beliefs and certain assumptions made by the Company and MaxLinear, all of which are subject to change. The forward-looking statements include, but are not limited to, statements about the expected timing of the Merger, the satisfaction or waiver of any conditions to the proposed Merger, anticipated benefits, growth opportunities and other events relating to the proposed Merger, and projections about the Company’s business and its future revenues, expenses and profitability, and, in some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “potentially”, “continue,” “could”, “seek,” “see”, “would”, “might”, “continue”, “target” or the negative of these terms or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Although such statements are based on the Company’s own information and information from other sources the Company believes to be reliable, you should not place undue reliance on them and caution must be exercised in relying on forward-looking statements. These statements involve risks and uncertainties, and actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the risk that the transaction may not be completed on anticipated terms and timing, in a timely manner or at all, which may adversely affect the Company’s or MaxLinear’s respective business and the price of the ADSs and shares of MaxLinear Common Stock; uncertainties as to the timing of the consummation of the transaction and the potential failure to satisfy the conditions to the consummation of the transaction, including the receipt of certain governmental and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the parties’ businesses and other conditions to the completion of the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including the receipt by the Company of an unsolicited proposal from a third party; the effect of the announcement or pendency of the transaction on the Company’s or MaxLinear’s respective business relationships, operating results, and business generally; the potential that the Company’s shareholders may not approve the Merger; expected benefits, including financial benefits, of the transaction may not be realized; integration of the acquisition post-closing may not occur as anticipated, and the combined company’s ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses, may occur; litigation related to the Merger or otherwise; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; attempts to retain key personnel and customers may not succeed; risks related to diverting attention from the parties’ ongoing business, including current plans and operations; changes in tax regimes, legislation or government regulations affecting the acquisition or the parties or their businesses; economic, social or political conditions that could adversely affect the Merger or the parties, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China and the military conflict in Ukraine and related sanctions against Russia and Belarus; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as the parties’ response to any of the aforementioned factors; exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of the parties’ traded securities; potential business uncertainty or adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; potential negative changes in general economic conditions and market developments in the regions or the industries in which the parties’ operate; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers as a result or in anticipation of the Merger or otherwise; the parties’ respective customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; risks associated with the ongoing global outbreak of COVID-19, including, but not limited to, the emergence of variants to the original COVID-19 strain such as the Delta and Omicron variants and related private and public sector measures; the Company’s ability to provide a safe working environment for employees during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics; the Company’s and MaxLinear’s ability to implement their business strategy; pricing trends, including the Company’s and the MaxLinear’s ability to achieve economies of scale; uncertainty as to the long-term value of MaxLinear common stock; restrictions during the pendency of the proposed transaction that may impact the Company’s or MaxLinear’s ability to pursue certain business opportunities or strategic transactions; and the other risk factors discussed from time to time by the Company in the most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the SEC and available at the SEC’s website at www.sec.gov. SEC filings for the Company are available on the Company’s website at https://www.siliconmotion.com/investor. We assume no obligation to update any forward-looking statements, which apply only as of the date of this Form 6-K.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Report of Foreign Private Issuer on Form 6-K is being made in respect of the proposed transaction. MaxLinear intends to file the Form S-4 with the SEC and the Company intends to provide to its shareholders the Form S-4 and the Proxy Statement. The Form S-4 and the Proxy Statement will be sent or given to the shareholders of the Company and will contain important information about the proposed transaction and related matters. This communication is not a substitute for the Form S-4 or the Proxy Statement or any other document that may be filed or furnished by the Company or MaxLinear with the SEC or provided to the Company’s shareholders. Investors and shareholders are urged to read each the Form S-4 and the Proxy Statement in its entirety and other relevant documents filed with or furnished to the SEC or provided to the Company’s shareholders in connection with the proposed transaction or incorporated by reference therein when they become available before making any voting or investment decision with respect to the proposed transaction because they will contain important information about the proposed transaction and the parties to the proposed transaction.

INCORPORATION BY REFERENCE

This Report of Foreign Private Issuer on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the Company’s previously filed Form F-1 Registration Statement, dated June 9, 2005 (as amended) Form F-3 Registration Statement, dated October 1, 2007, Form F-6 Registration Statement, dated June 14, 2005 (as amended), Form S-8 Registration Statements, dated June 11, 2015, August 28, 2009, April 27, 2007 and January 23, 2006, Form F-6 Registration Statement, dated June 14, 2005, Form 8-A Registration Statement, dated June 23, 2005, Form 424(b)(3) Registration Statement, dated October 9, 2007 and Form 424(b)(4) Registration Statement, dated July 1, 2005.

EXHIBIT INDEX

99.1	Agreement and Plan of Merger, dated as of May 5, 2022, by and among the Company, MaxLinear and Merger Sub.

99.2	Joint Press Release, dated as of May 5, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICON MOTION TECHNOLOGY CORPORATION
Date: May 5, 2022
	By:	/s/ Riyadh Lai
Name: Riyadh Lai
Chief Financial Officer